UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 12b-25
                    NOTIFICATION OF LATE FILING

  (Check One):

   Form 10-KSB     Form 20-F     Form 11-K     [ X ] Form 10-QSB     Form N-SAR

   For Period Ended:         September 30, 1999
                     ----------------------------------------------------------
    Transition Report on Form 10-K              Transition Report on Form 10-Q
    Transition Report on Form 20-F              Transition Report on Form N-SAR
    Transition Report on Form 11-K
   For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION


InfoAmerica, Inc.
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Full Name of Registrant




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Former Name if Applicable



26250 Cumberland Road
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Address of Principal Executive Office (Street and Number)



Tehachapi, California 93561
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         [ ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         [ ] The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                          PART IV -- OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

         Richard G. Lubic              661                   821-6018
         -------------------      ----------              -----------------
            (Name)                (Area Code)             (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?    If    answer    is   no,    identify    report(s)

                                                       Yes          No
                                                     ------------------------
                                                        X
                                                     ------------------------



3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in Yes No the subject report or portion thereof?

                                                       Yes          No
                                                     ------------------------
                                                                    X
                                                     ------------------------


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.



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                                InfoAmerica, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.







Date  November 15, 1999                           By: /s/ Richard G.Lubic
---------------------------                         ---------------------------
                                                   Richard G. Lubic, Chief
                                                   Executive Officer

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999 (the "Quarterly Report") could not be filed within the prescribed time period since the Company, which is a small company with limited resources and a small accounting staff, is in the process of transitioning the Company after the Company's merger. The Chief Executive Officer is actively involved in this transition and his attention is vital to the ongoing process. As a result, a portion of the Quarterly Report has not yet been completed and finalized.